

July 2, 2015

Via E-mail
David Wood
Chief Financial Officer
ESSA Pharma, Inc.
999 West Broadway, Suite 720
Vancouver, British Columbia, Canada, V5Z 1K5

> **Re: ESSA Pharma, Inc.**
> **Registration Statement on Form 20-F, as amended**
> **Filed May 29, 2015**
> **File No. 001-37410**

Dear Mr. Wood:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director